

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2022

Joy Yi Hua
Chief Executive Officer
Acri Capital Acquisition Corp
13284 Pond Springs Rd, Ste 405
Austin, Texas 78729

      Re: Acri Capital Acquisition Corp
           Registration Statement on Form S-1
           Filed March 11, 2022
           File No. 333-263477

Dear Ms. Hua:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Victor Rivera Melendez at 202-551-4182 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Arila E. Zhou, Esq.